SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

OPENWAVE SYSTEMS INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

63718-10-0

(CUSIP Number of Class of Securities)

1400 Seaport Boulevard

Redwood City, California 94063

(650) 480-8000

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Donald J. Listwin President and Chief Executive Officer Openwave Systems Inc. 1400 Seaport Boulevard Redwood City, California 94063 (650) 480-8000	Stephen W. Fackler, Esq. Richard A. Grimm, Esq. Simpson Thacher & Bartlett 3330 Hillview Avenue Palo Alto, CA 94304 (650) 251-5000

Transaction valuation*	Amount of Filing Fee

$25,321,696.19	$2,048.53

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an additional 554,720 shares of common stock of Openwave Systems Inc. having an aggregate value of $498,277.24 as of March 25, 2003, will be exchanged and/or cancelled pursuant to this amendment. Previously, it was assumed that options to purchase 27,635,331 shares of common stock of Openwave Systems Inc. having an aggregate value of $24,823,419 as of March 12, 2003, would be exchanged and/or cancelled pursuant to the offer. The aggregate value of options subject to this offer has been calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee have been based on the number of outstanding options that Openwave Systems Inc. expects to acquire under the offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,048.53	Filing Party:	Openwave Systems Inc.

Form or Registration No.:	Schedule TO	Date Filed:	March 26, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

Introductory Statement

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO-I filed with the Securities and Exchange Commission on March 13, 2003, in connection with our offer to exchange certain options to acquire shares of our common stock, par value $0.001, on the terms and subject to the conditions described in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated March 13, 2003, as amended by the Offer to Exchange Outstanding Options to Purchase Common Stock dated March 26, 2003 (the “Offer to Exchange”), and the related attachments thereto.

Item 12.    Exhibits.

(a)(i)*	E-mail communication to Openwave Systems Inc. employees, dated February 17, 2003.

(a)(ii)*	Press Release issued by Openwave Systems Inc. on February 17, 2003.

(a)(iii)*	Offer to Exchange, dated March 13, 2003.

(a)(iv)*	E-mail communication to Openwave Systems Inc. employees, dated March 13, 2003.

(a)(v)*	Memorandum to Openwave Systems Inc. employees on leave of absence, dated March 13, 2003.

(a)(vi)*	Materials used by Tim Silvera, Director, Total Compensation, in Webex Presentation to Openwave Systems Inc. Employees on March 14, 2003.

(a)(vii)*	Materials used by Donald Listwin, President and Chief Executive Officer, in Webex Presentation to Openwave Systems Inc. Employees on March 13, 2003.

(a)(viii)*	Election Form.

(a)(ix)*	Website Login Page.

(a)(x)*	Website Glossary of Terms Section.

(a)(xi)**	E-mail communication to Openwave Systems Inc. employees, dated March 17, 2003.

(a)(xii)**	Materials used by Tim Silvera, Director, Total Compensation, in Webex Presentation to Openwave Systems Inc. Employees.

(a)(xiii)**	Form of Electronic Notice of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange) delivered to employees on March 26, 2003.

(a)(xiv)	Form of Electronic Notice of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange) delivered to employees on April 11, 2003.

(a)(xv)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003, and incorporated herein by reference.

(a)(xvi)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, and incorporated herein by reference.

(a)(xvii)	Openwave Systems Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on September 30, 2002, and incorporated herein by reference.

(b)	Not applicable.

(d)(i)*	Openwave Systems Inc. 2001 Stock Compensation Plan.

(d)(ii)*	Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 2001 Stock Compensation Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 13, 2003.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on March 26, 2003.

Item 13.    Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Openwave Systems Inc.

April 11, 2003	By:	/s/ Alan Black
		Name:	Alan Black
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)*	E-mail communication to Openwave Systems Inc. employees, dated February 17, 2003.

(a)(ii)*	Press Release issued by Openwave Systems Inc. on February 17, 2003.

(a)(iii)*	Offer to Exchange, dated March 13, 2003.

(a)(iv)*	E-mail communication to Openwave Systems Inc. employees, dated March 13, 2003.

(a)(v)*	Memorandum to Openwave Systems Inc. employees on leave of absence, dated March 13, 2003.

(a)(vi)*	Materials used by Tim Silvera, Director, Total Compensation, in Webex Presentation to Openwave Systems Inc. Employees on March 14, 2003.

(a)(vii)*	Materials used by Donald Listwin, President and Chief Executive Officer, in Webex Presentation to Openwave Systems Inc. Employees on March 13, 2003.

(a)(viii)*	Election Form.

(a)(ix)*	Website Login Page.

(a)(x)*	Website Glossary of Terms Section.

(a)(xi)**	E-mail communication to Openwave Systems Inc. employees, dated March 17, 2003.

(a)(xii)**	Materials used by Tim Silvera, Director, Total Compensation, in Webex Presentation to Openwave Systems Inc. Employees.

(a)(xiii)**	Form of Electronic Notice of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange) delivered to employees on March 26, 2003.

(a)(xiv)	Form of Electronic Notice of Amendments to the Offer to Exchange (including the Amendments to the Offer to Exchange) delivered to employees on April 11, 2003.

(a)(xv)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended December 31, 2002, filed with the Securities and Exchange Commission on February 14, 2003, and incorporated herein by reference.

(a)(xvi)

Openwave Systems Inc. Quarterly Report on Form 10-Q for the quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002, and incorporated herein by reference.

(a)(xvii)	Openwave Systems Inc. Annual Report on Form 10-K for the fiscal year ended June 30, 2002, filed with the SEC on September 30, 2002, and incorporated herein by reference.

(b)	Not applicable.

(d)(i)*	Openwave Systems Inc. 2001 Stock Compensation Plan.

(d)(ii)*	Form of Nonstatutory Stock Option Agreement under the Openwave Systems Inc. 2001 Stock Compensation Plan.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on March 13, 2003.

**	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on March 26, 2003.